March 22, 2005

Via Hand Delivery

Impreso, Inc.
652 Southwestern Blvd.
Coppell, Texas 75019
Attn: Marshall D. Sorokwasz

Re: Request for Records

Dear Mr. Sorokwasz:

     Under oath and pursuant to Section 220(b) of Delaware General Corporation Law (the “DGCL”), this letter shall constitute a written demand on Impreso, Inc. (the “Company”) to permit Thomas R. Kincaid (the “Stockholder”) to inspect, and to make copies and extracts from, the books and records of the Company and its subsidiaries related to the Director and Officer Liability Policies of the Company and its subsidiaries in effect for 2001, 2002, 2003, 2004 and 2005, and any supplements, amendments or correspondence relating thereto (collectively, the “D&O Policies”). The Stockholder is a beneficial owner of stock in the Company in accordance with evidence of which is attached hereto as Exhibit A. The Stockholder hereby certifies that Exhibit A is a true and correct copy of what it purports to be. This demand is made for purposes of investigating performance by the Company’s management, which is a proper purpose under the laws of the state of Delaware.

     The Stockholder will be present at the Company’s principal executive offices at 652 Southwestern Blvd., Coppell, Texas 75019, at 9:00 a.m. on March 29, 2005, to inspect the D&O Policies. In accordance with Section 220(c) of the DGCL, if the Company does not respond to this demand as requested, the Stockholder will apply to the Court of Chancery for an order to compel the inspection.

Very truly yours,

/s/ Thomas R. Kincaid

Thomas R. Kincaid
1125 S. Ball St. Suite 104 Grapevine, TX 76051

cc: Donald E. Jett (w/encl.)